Exhibit 12.1

Amphenol Corporation

 Computation of Ratio of Earnings to Fixed Charges

	For the nine months ended September 30,		For the fiscal years ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	($ in thousands)
Earnings:
Income before income taxes and net income attributable to noncontrolling interests	$315,377	$452,469	$582,154	$500,984	$373,272	$307,968	$247,441
Fixed charges	33,090	35,537	47,562	45,184	46,535	30,445	28,369
Total Earnings (1)	$348,467	$488,006	$629,716	$546,168	$419,807	$338,413	$275,810

Fixed Charges:
Interest expense	$27,090	$29,586	$39,627	$36,876	$38,799	$24,090	$22,540
Interest component of rent expense	6,000	5,951	7,935	8,308	7,736	6,355	5,829
Total Fixed Charges (2)	$33,090	$35,537	$47,562	$45,184	$46,535	$30,445	$28,369

Ratio of Earnings to Fixed Charges	10.5	13.7	13.2	12.1	9.0	11.1	9.7

(1) Earnings for the nine months ended September 30, 2009 and 2008 consist of income before income taxes plus fixed charges, less net income attributable to the noncontrolling interests in less than wholly-owned subsidiaries.  For the years ended December 31, 2004 through 2008, earnings consist of income before income taxes plus fixed charges (income before income taxes for these periods include the adjustment for noncontrolling interests as those financial statements have not yet been retroactively restated in accordance with the standards of the Consolidations Topic of the FASB Accounting Standards Codification).  Income for the year ended December 31, 2005 includes $2,398 of expense related to the early extinguishment of debt.

(2) Fixed charges consist of interest expense including amortization of deferred debt issuance costs and one third of rental expenses on operating leases, representing that portion of rent expense which management believes is representative of the interest component of rent expense.  Program fees on the sales of accounts receivable are not included, as they do not meet the definition of fixed charges per Item 601 of Regulation S-K.